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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 5 March 2004

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	5 March 2004
Number	12/04

BHP BILLITON ANNOUNCES NEW BASE METALS PRESIDENT

BHP Billiton announced today the appointment of Mr. Diego Hernandez as President of its Base Metals Customer Sector Group and a member of the BHP Billiton Executive Committee. In this role Mr. Hernandez will have responsibility for all aspects of BHP Billiton's Base Metals business including strategy, operations and project development.

Mr. Hernandez has extensive experience in the metals and mining industry and joins BHP Billiton from Cia. Vale do Rio Doce (CVRD) where he was most recently Executive Director responsible for CVRD's Non Ferrous metals division. Prior to this from 1996 to 2001 he was President and CEO of Compania Minera Collahuasi, overseeing the development of the Collahuasi copper mine in Chile, the fourth largest copper mine in the world.

Commenting on the appointment, Chief Executive Officer, Mr Charles Goodyear said: "We are delighted to welcome Diego to BHP Billiton's management team. With over 30 years in the metals and mining industry in Latin America, Diego's wealth of experience in the development of major projects and company management is ideal as we seek to maximise the value and opportunities in our Base Metals business."

In the six months to 31 December 2003, BHP Billiton's Base Metals business delivered US$333 million of earnings before interest and tax from net operating assets of US$4.0 billion. In addition, BHP Billiton currently has Base Metals projects worth over US$1.6 billion in development or advanced feasibility (BHP Billiton share).

Mr Hernandez is due to take up his appointment on 1 April 2004.

Biographical details of Mr. Hernandez attached.

BACKGROUND INFORMATION

Mr. Diego Hernandez

Diego Hernandez (55) was appointed President of BHP Billiton Base Metals CSG and a member of the BHP Billiton Executive Committee on 4 March 2004.

Prior to joining BHP Billiton, Mr. Hernandez was Executive Director, CVRD, Non Ferrous Division with responsibility for CVRD's copper, nickel, gold, kaolin and potash businesses and related marketing activities and CVRD's non ferrous business strategy. CVRD is the world's fifth largest mining company by market capitalization and the world's largest seaborne iron ore exporter.

From 1996 to 2001, Mr. Hernandez, as President and CEO, was responsible for the successful construction, development and start up of the giant Collahuasi copper project, the fourth largest copper mine in the world. This US$1.8 billion project to produce an average of 346,000 tonnes per year of copper in concentrate and 50,000 tonnes per year of copper cathode involved development of the open pit mine, oxide plant, concentrator, concentrate pipeline and related port facilities.

Mr. Hernandez is a career mining executive with over 30 years experience primarily in Latin America and with non ferrous metals. His career has involved working for major mining companies including Rio Tinto, Anglo American and CVRD and has covered technical, operating and development roles.

CAREER

Executive Director, CVRD, Non Ferrous Division 2001-2004; President and Chief Executive Officer, Compania Minera Collahuasi 1996-2001; Gerente General (CEO), Empresa Minera Mantos Blancos 1994-1996; Development Manager, Empresa Minera Mantos Blancos 1991-1994; Gerente General (CEO), Compania Minera Tres Cruces 1988-1991; Technical Director, Rio Tinto Brazil 1988; Operations Manager, Morro Do Ouro Gold project, Rio Tinto Brazil, 1985-1988; Assistant Manager Operations, Empresa Minera Mantos Blancos, 1980-1985; General Manager and Technical Director, Companhia de Estanho Minas Brazil, 1974-1980.

PERSONAL

Premio Medalla al Merito, Institute of Mining Engineers, Chile

First Class Distinction, Institute of Mining Engineers, Chile

Civil Mining Engineer, Ecole Nationale Superieure des Mines de Paris, France

Former President of the Consejo Minero (Chamber of Mines-Chile), 2000/2001

Married, four children. Fluent in Spanish, English, French and Portuguese.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com

Australia Andrew Nairn, Investor Relations Tel: +61 3 9609 3952 email: Andrew.W.Nairn@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel: +1 713 961 8625 Mobile: +1 713 480 3699
email: Francis.R.McAllister@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177 Mobile: +44 78 81 51 8715
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 5 March 2004